UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File No. 001-39164

Indonesia Energy Corporation Limited

Dea Tower I, 11th Floor, Suite 1103

Jl. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta, Indonesia 12950

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual Meeting of Shareholders and Proxy Statement of Indonesia Energy Corporation Limited (the “Company”) relating to the Company’s 2020 Annual Meeting of Shareholders.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and 2020 Annual Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at http://www.sec.gov. Copies of such filings can also be obtained, without charge, from the Company’s website at https://irdirect.net/INDO/sec_filings, or by directing a request to Indonesia Energy Corporation Limited, c/o Dea Tower I, 11th Floor, Suite 1103, Jl. Mega Kuningan Barat Kav. E4.3 No.1-2, Jakarta 12950, Indonesia.

Exhibits

99.1	Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman and Chief Executive Officer

Dated: November 23, 2020